Filed by: ON Semiconductor Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AMIS Holdings, Inc.

Commission File No.: 000-50397

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the benefits of the proposed transaction between ON Semiconductor Corporation (“ON”) and AMIS Holdings, Inc. (“AMIS”) and the future financial performance of ON. These forward-looking statements are based on information available to ON and AMIS as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond ON’s or AMIS’ control. In particular, such risks and uncertainties include difficulties encountered in integrating merged businesses; the risk that the transaction does not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained; the variable demand and the aggressive pricing environment for semiconductor products; dependence on each company’s ability to successfully manufacture in increasing volumes on a cost-effective basis and with acceptable quality its current products; the adverse impact of competitive product announcements; revenues and operating performance, changes in overall economic conditions, the cyclical nature of the semiconductor industry, changes in demand for our products, changes in inventories at customers and distributors, technological and product development risks, availability of raw materials, competitors’ actions, pricing and gross margin pressures, loss of key customers, order cancellations or reduced bookings, changes in manufacturing yields, control of costs and expenses, significant litigation, risks associated with acquisitions and dispositions, risks associated with leverage and restrictive covenants in debt agreements, risks associated with international operations, the threat or occurrence of international armed conflict and terrorist activities both in the United States and internationally, risks and costs associated with increased and new regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002), and risks involving environmental or other governmental regulation. Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in ON’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the “SEC”) on February 23, 2007, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other of ON’s SEC filings, and AMIS’ Annual Report on Form 10-K as filed with the SEC on February 28, 2007, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other of AMIS’ SEC filings. These forward-looking statements should not be relied upon as representing ON’s or AMIS’ views as of any subsequent date and neither undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

This communication is being made in respect of the proposed transaction involving ON and AMIS. In connection with the proposed transaction, ON plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of ON and AMIS plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of ON and AMIS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by ON and AMIS through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from ON by directing a request to ON Semiconductor Corporation, 5005 East McDowell Road, Phoenix, AZ, 85008, Attention: Investor Relations (telephone: (602) 244-3437) or going to ON’s corporate website at www.onsemi.com, or from AMIS by directing a request to AMIS Holdings, Inc., 2300 Buckskin Road Pocatello, ID, 83201, Attention: Investor Relations (telephone: (208) 233-4690) or going to AMIS’ corporate website at www.amis.com.

ON and AMIS, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding ON’s directors and executive officers is contained in its annual proxy statement filed with the SEC on April 11, 2007. Information regarding AMIS’ directors and executive officers is contained in AMIS’ annual proxy statement filed with the SEC on May 24, 2007. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).

Filed below is an electronic communication sent by Keith Jackson, ON’s President and Chief Executive Officer, to ON’s employees on December 13, 2007 regarding ON’s proposed acquisition of AMIS. This electronic communication was also posted on ON’s internal website.

Message to All ON Semiconductor Employees

Dear fellow employees,

Today, ON Semiconductor announced exciting news regarding the future of our company. Today we publicly announced the signing of a definitive agreement to acquire AMI Semiconductor.

This announcement would not be possible without your commitment to the success of our company. By working together, you have placed ON Semiconductor is in a position to shape the semiconductor landscape.

Benefits of the Deal

There are several strategic benefits associated with this merger for both AMI and ON Semiconductor’s employees, investors and customers. Overall, acquiring AMI furthers the transformation of ON Semiconductor into an analog and power solutions leader. This means playing a bigger role in the semiconductor industry. It also provides a great opportunity to combine ON Semiconductor’s leading standard products and advanced manufacturing infrastructure with AMI’s substantial custom product portfolio to serve customers more effectively.

The deal strengthens our product offerings in the automotive, industrial, computing, consumer and communications markets where ON Semiconductor is currently focused. Adding AMI to ON Semiconductor will lead to the addition of new products and capabilities in the medical and military/aerospace markets.

Based on the last twelve months of financial information for both companies, the combination of AMI and ON Semiconductor will create a company with revenues in excess of $2 billion and an EBITDA (earnings before interest, taxes, depreciation and amortization) of more than $500 million, making the new company bigger than National Semiconductor in terms of revenue.

About the Deal

•

This transaction is still subject to the approval of shareholders from both companies as well as customary closing conditions and regulatory approvals. We expect the transaction to close in the first half of 2008.

•

Under the terms of the deal AMI shareholders would receive 1.150 shares of ON Semiconductor common stock for each share of AMI common stock they own. In return, ON Semiconductor would acquire all of AMI Semiconductor.

•	The influx of AMI products allows us to leverage our Gresham fabrication facility to extend AMI’s high voltage and low power offerings and generate additional operational benefits.

•	There is only a little product and service overlap between the two companies so the combination will result in an expanded offering that includes products and services from each company

•	While corporate headquarters for the company will remain in Phoenix, Arizona, USA, we expect AMI sites around the world to make significant contributions with the new company.
•	I will be president and CEO of the new company.

Next Steps

The leadership teams of AMI and ON Semiconductor are committed to keeping employees informed during the coming weeks and months. Information will be available in a variety of formats including the intranet, a periodic newsletter, and most importantly through your manager.

There is a lot of work to be done to make this acquisition a reality. It will take the combined effort of all employees to realize our vision for the new company. I look forward to achieving our goals together.

Thank you.

/s/ Keith Jackson

Keith Jackson

President and CEO